NESTLÉ S.A.

04 MAR 17 AM 7:21

SHARE TRANSFER OFFICE

SEC 82-1252
Office International Corp. Finance
450 Fifth Avenue, Room 3094
US-Washington, DC 20549

04010651

YOUR REF. OUR REF. SH/cds CHAM (SWITZERLAND), March 9, 2004

SUPPL

Nestlé S.A. 137th Ordinary General Meeting of Shareholders

Dear Sir or Madam,

We have pleasure in sending you herewith, for information, a copy of the English text of the invitation to the 137th Ordinary General Meeting of Shareholders, which will take place on April 22, 2004, in Lausanne (Switzerland).

Publication by the press in Switzerland is planned for Monday, March 15, 2004.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

Yours sincerely,

NESTLÉ S.A.

dlg 3/17

Enclosures

CH-6330 CHAM (SWITZERLAND) ZUGERSTRASSE 8 TELEPHONE (041) 780 20 22 TELEFAX (041) 780 20 58

NESTLÉ S.A.

NESTLÉ S.A., Cham and Vevey (Switzerland)

The shareholders are hereby invited to the

137th Ordinary General Meeting of Shareholders
to be held on Thursday, April 22, 2004, at 3.00 p.m.
at the "Palais de Beaulieu" in Lausanne (Switzerland)

Agenda and proposals of the Board of Directors

1 Annual report; accounts of Nestlé S.A. and of the Nestlé Group; reports of the auditors

1a 2003 annual report and accounts of Nestlé S.A.; report of the auditors
Proposal:
Approval of the 2003 annual report and of the accounts of Nestlé S.A.

1b 2003 consolidated accounts of the Nestlé Group; report of the Nestlé Group auditors
Proposal:
Approval of the 2003 consolidated accounts of the Nestlé Group

2 Release of the Board of Directors and of the Management
Proposal:
Release of the members of the Board of Directors and of the Management

3 Decision on the appropriation of profits resulting from the balance sheet of Nestlé S.A.
Proposal:

Retained earnings	
Balance brought forward from 2002	CHF 687 080
Profit for the year 2003	CHF 3 615 299 708
	CHF 3 615 986 788
Proposed appropriations	
Allocation to the special reserve	CHF 757 000 000
Dividend for 2003, CHF 7.20 per share on 387 947 849 shares	CHF 2 793 224 513
Dividend for 2003, CHF 7.20 per share on 1 972 045 shares reserved for the option rights which may be exercised in the year 2004, on 3 524 490 shares to cover warrants and on 3 551 694 shares held for trading purposes	CHF 65 147 249
	CHF 3 615 371 762
Balance to be carried forward	CHF 615 026

4 Elections to the Board of Directors
Proposal:

4a Election of Sir Edward George (for a term of 3 years)
Sir George, British, born in 1938, former Governor of the Bank of England

4b Election of Mr. Kaspar Villiger (for a term of 5 years)
Mr. Villiger, Swiss, born in 1941, former Federal Councillor and former President of the Swiss Confederation

4c Election of Mr. Rolf Hänggi (for a term of 4 years)
Mr. Hänggi, Swiss, born in 1943, Vice Chairman of the Board of Directors of Roche Holding Ltd, Basel, Switzerland

4d Election of Mr. Daniel Borel (for a term of 5 years)
Mr. Borel, Swiss, born in 1950, Co-founder and Chairman of the Board of Directors of Logitech International S.A., Apples, Switzerland

4e Election of Mrs. Carolina Müller (for a term of 5 years)
Mrs. Müller, Swiss, born in 1968, Chairman of the Board of Directors of the Müller-Möhl Group, Zurich, Switzerland

Admission cards

Shareholders recorded in the Share Register with voting rights will receive, within the next few days, the invitation to the General Meeting, together with a reply form to order an admission card or grant a proxy. Only shareholders who are on record in the Share Register with voting rights on April 2, 2004, are entitled to exercise their voting rights.

Proxies

Shareholders who are not able to attend the General Meeting in person can be represented by another shareholder registered with voting rights, by Nestlé S.A. (the "Company") or by the independent representative pursuant to Article 689c of the Swiss Code of Obligations, Mr. Jean-Ludovic Hartmann, attorney, Boulevard de Pérolles 7, CH-1701 Fribourg, Switzerland. In case of representation by Nestlé S.A., the vote will be cast in favour of the Board of Directors' proposals, unless specifically instructed otherwise. Signed proxies left in blank will be deemed to be granted to Nestlé S.A. and treated in the same manner. Proxies for the independent representative can be sent directly to the above mentioned address or to the Share Transfer Office in Cham.

Pursuant to article 689d of the Swiss Code of Obligations, *depositaries (représentants dépositaires)* are requested to notify the Company of the number of shares represented by them in due time, but at the latest by April 22, 2004, at 2:45 p.m. Institutions subject to the Swiss Federal Law regarding Banks and Savings Banks of November 8, 1934, as well as professional asset managers qualify as depositaries.

The 2003 Management Report is available on the internet (www.nestle.com) and can be consulted or ordered at the Registered Offices in Cham (Share Transfer Office) and Vevey (Secretary General) as from March 29, 2004.

Shareholders are requested to address any correspondence concerning the General Meeting to the Share Transfer Office of Nestlé S.A., P.O. Box 380, CH-6330 Cham (Switzerland).

The Board of Directors

Cham and Vevey, March 15, 2004
Switzerland